Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2006 AUG -7 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 31.07.06

06015769

...orporate Finance
...ation Finance
...ities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

de 8/7

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Directorate Change*	*27/07/06*	*(1)*
2.	*Schedule of Senior Office Holders*	*27/07/06*	*(2)*
3.	*Holding(s) in Company*	*30/07/06*	*(3)*
4.	*Directorate Change*	*31/07/06*	*(4)*
5.	*Schedule of Senior Office Holders*	*31/07/06*	*(5)*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Date: July 27, 2006
Our reference: 802/06

To : The London Stock Exchange

RECEIVED
2006 AUG -7 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule (1)

Dear Sirs,

Re: **Immediate Report on appointment of an outside director**

1. Last and First Name: ***Barnea Amir***
   Type of identification: ***I.D. #***
   Identification number: ***003794310***
   Citizenship/Country of incorporation or registration: ***Private person with Israeli citizenship***
2. Date of birth: ***10 September 1939***
3. Address for service of process: ***12 HaRav Ashi, Neveh Avivim, Tel Aviv, Israel***
4. The office to which appointed: ***External Director according to Directive 301 of the Proper Banking Management Provisions of the Bank of Israel***
5. Previous office held in the company prior to the appointment: ---------
6. Date for commencing office: *27 July 2006*.
7. Education:
   Ph.D. – Cornell University, Ithaca, New York - Finance and Managerial Economics
   M.Soc.Sc. – Hebrew University, Jerusalem, Israel - Economics
   B.A. – Hebrew University, Jerusalem, Israel – Economics
8. Main occupations during last five years:.
   Professor of Finance – Arison School of Business - The Interdisciplinary Center, Herzlia – 1995 – Present
   Dean, Arison School of Business - The Interdisciplinary Center, Herzlia – 1995 – 2002
   Partner – Singer Barnea & Co. Ltd. – 1994 – Present
   Member, Advisory Committee to the Commissioner of Banks – Bank of Israel – 2000 – 27 July 2006
   Member of the Board (external director) – Migdal Insurance Co. Ltd. – 2002 – Present
   Member of the advisory forum – Tamir Fishman & Co. Ltd. – 2002 - Present
9. Corporations of which presently a director:
   Migdal Insurance Co. Ltd. (external director), Special Task Vehicle 8X8 Ltd.
10. The director ***is not*** an employee of the corporation, of a subsidiary or a related company thereof or of an interested party therein.
11. The director ***is not*** a member of the family of another interested party in the corporation.
12. The director ***does hold*** shares and convertible securities of the corporation, in a subsidiary or related company thereof. ***Bank Hapoalim shares as part of his personal investment portfolio***
13. The director ***is*** a member of the committee or committees of the Board of Directors:
    The Transactions with Interested & Related Parties Committee; The Business & Budget Committee; The Repricing Committee; The Compensation of Senior Officers Committee; The Audit Committee; The Balance Sheet Committee
14. The director ***does have*** accounting and financial proficiency (within the meaning of the directive of the Israel Securities Authority under Section 36A of the Securities Law, 5728-1968.

Yours faithfully,
Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	Advocate Sharona Tamir Deputy Secretary of the Bank

9711 10.01 057004


bank hapoalim

Schedule (2)

RECEIVED
2006 AUG -7 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 27/07/06
Reference: 2006-01-064315

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***July 27, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Gideon Chitayat	*I.D. Number*	*72644339*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and*

קיט 10.01 057004



			Comptroller of the Bank
Shlomo Braun	I.D. Number	054030424	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Human Resources and Logistics
Yacov Rozen	I.D. Number	051255842	Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO). As of 14 August 2006 – will also serve as Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank
Yosef Yarom	I.D. Number	12017539	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management – (until 14 August 2006)
David Luzon	I.D. Number	51409308	Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations
Ilan Mazur	I.D. Number	007447386	Other: Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank
Hanna Pri-zan	I.D. Number	50963115	Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank (until 14 August 2006) As of 14 August 2006 - will serve as Head of Risk Management
Zion Keinan	I.D. Number	053508594	Other: Deputy CEO, Member of the Board of Management and Head of Retail Banking
Barry Ben-Zeev	I.D. Number	51205508	Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management
Doron Klausner	I.D. Number	051277556	Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management
Mario Shushan	I.D. Number	13802939	Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer

057004 10.01 נהל

Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

RECEIVED
2006 AUG -7 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule (3)

Transmission date: 30/07/2006
Reference: 2006-01-064951

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	118,955,289	9.44	9.44	9.35	9.35

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *119,104,922*
Change in Quantity of Securities: *-149,633*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 84,762,073 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576



Schedule (4)

Date: July 31, 2006

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Gideon Chitayat***
2. Identity number: *72644339*
3. Position from which ceased: ***External Director - Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks***
4. The date on which he will cease from office: ***July 31, 2006***
5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.
6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

G:\WORD\Immediate Reports\31.07.06.doc

057004 10.01 חל

Schedule (5)

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 31/07/06
Reference: 2006-01-065842

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***July 31, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other:* *External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other:* *Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Comptroller of the Bank*
Shlomo Braun	*I.D. Number*	*054030424*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and*

			Head of Human Resources and Logistics
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO).* *As of 14 August 2006 – will also serve as Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
Yosef Yarom	*I.D. Number*	*12017539*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management –* *(until 14 August 2006)*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank (until 14 August 2006)* *As of 14 August 2006 - will serve as Head of Risk Management*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:*

			Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*